SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

65-228, Hangangro, 3-ga, Yongsan-gu, Seoul 140-716, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Resolution on Convening of Annual General Meeting of Shareholders

and Cash Dividends

I. Resolution on Convening of Annual General Meeting of Shareholders

On January 21, 2011, the Board of Directors of LG Display Co., Ltd. (NYSE symbol: LPL) has approved and ratified to convene the 26th Annual General Meeting of Shareholders for the fiscal year of 2010 as set forth below:

1. Date & Time:	10:00 A.M., March 11, 2011 (Friday)

2. Venue:	Guest House, LG. Display Paju Display Cluster 1007, Deogeun-ri, Wollong-myeon, Paju-si, Gyeonggi-do, Korea

3. Agenda for Meeting

1) For reporting:	a. Audit Committee’s Audit Report

b. Appointment of External Auditor

c. ’10 Business Report

2) For approval:	a. Non-consolidated Balance Sheet, Non-consolidated Income Statement and Non-consolidated Statement of Appropriations of Retained Earnings of Fiscal Year 2010

- Cash Dividend per common share : KRW 500

b. Amendment to the Article of Incorporation

c. Appointment of Directors

d. Appointment of Audit Committee Members

e. Remuneration Limit for Directors in 2011

4. Resolution of Board of Directors

- Date	: January 21, 2011

- Attendance of Outside Directors	: 4 out of 4 outside directors attended

II. Resolution of Cash Dividends

On January 21, 2011, the Board of Directors of LG. Display Co., Ltd. (NYSE symbol: LPL) has approved and ratified to pay cash dividends to its shareholders as of December 31, 2010, subject to the shareholders’ approval at the Annual General Meeting of Shareholders on March 11, 2011.

1.	Total Cash Dividend Amount for Common Shares : KRW 178,907,850,000

2.	Cash Dividend per Common Share : KRW 500

3.	Market Dividend Rate : 1.3% (based on the one week average closing share price prior to 2 transaction days before the record date)

4.	Record Date : December 31, 2010

5.	The dividend will be paid within one month from the date of the Annual General Meeting of Shareholders.

6.	The above cash dividends is subject to change, depending on the audit result of the independent auditor as well as the approval at the Annual General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: January 21, 2011	By: /s/ Anthony Moon
(Signature)
Name: Anthony Moon
Title: Vice President / IR Department